UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal year ended December 31, 2024

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

(716) 320-5525

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the Company, its business plan and strategy, its industry and its regulatory bodies. The words “anticipate,” “assume,” “believe,” “draft,” “estimate,” “expect,” “future” “hope,” “initial,” “intend,” “likely,” “may,” “plan,” “predict,” “seek,” “should,” “target,” “will,” or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on October 20, 2023, as modified by any Supplements and Amendments thereto. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Cabbacis Inc was incorporated in the State of Nevada on July 7, 2023 and operates through its wholly-owned subsidiary, Cabbacis LLC, a New York limited liability company organized on January 13, 2021. Unless otherwise indicated, references to the “Company,” “we,” “us,” and “our” refer to Cabbacis Inc, which includes Cabbacis LLC.

Cabbacis LLC is a federally-licensed tobacco product manufacturer and plant biotechnology company committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs), which are expected to help smokers smoke fewer cigarettes and/or facilitate switching to less harmful tobacco products. Cabbacis LLC, a development stage company, has not commercialized its products and is currently developing consumer products, including those under the brand name, iBlend™. The Company’s two types of products in development are cigarettes and vaporizer pods for oral electronic vaporizers. The Company’s cigarettes and vaporizer pods in development include reduced-nicotine tobacco, which contains about 95 percent less nicotine than that of leading U.S. brands, and hemp, which contains less than 0.3 percent THC.

Cabbacis LLC owns a worldwide patent portfolio comprising 34 issued patents and various pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods comprising blends of reduced-nicotine tobacco and hemp are issued or pending in countries that comprise nearly two-thirds of the world’s population, and therefore include a significant portion of the world’s more than one billion cigarette smokers.1

On August 30, 2023, Cabbacis Inc entered into a Share Exchange Agreement with Cabbacis LLC, in which Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100% membership interest in Cabbacis LLC (the “Share Exchange”). Following the Share Exchange, Cabbacis LLC became a wholly-owned subsidiary of Cabbacis Inc.

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the SEC qualification date. The Company closed the Offering in November 2024 for gross proceeds to the Company of $1,464,200.

On November 1, 2024, the Company received formal notification from OTC Markets Group Inc. (“OTC Markets”) confirming the assignment of the trading symbol “CABI” for the Company’s Common Stock on the OTCQB Venture Market (“OTCQB”). The common stock was officially approved for trading on November 11, 2024. The Company received approval from the Depository Trust Company (“DTC”) on February 3, 2025 to make its common shares eligible to be electronically cleared and settled, which is commonly known as DTC Eligibility.

On January 30, 2025, the Company adopted an Insider Trading Policy (the “Policy”) prohibiting trading based on material, nonpublic information regarding the Company and its subsidiaries (“Inside Information”). The Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, including all secretaries and assistants supporting such officers, directors and employees, consultants and advisors to the Company or its subsidiaries who have or may have access to Inside Information, and members of the immediate family or household of any covered person specified in the Policy. Under the Policy and with some exceptions, the covered persons or “Insiders” must refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period commencing at the close of business on the second Trading Day following the date of public disclosure of the Company’s financial results for either (i) the prior semiannual period or (ii) the prior fiscal year, and ending on the close of business on the twenty-fifth day of the third month of the fiscal quarter in which such public disclosure was made. Each of these periods is a “Trading Window.”

[1]	https://www.who.int/news-room/fact-sheets/detail/tobacco

Unmet Need

According to the Centers for Disease Control and Prevention (CDC), there are about 28 million adult cigarette smokers in the United States. The most harmful way to consume nicotine, combustible cigarette smoking, is responsible for the vast majority of the harm caused by tobacco use. Cigarette smoking is the leading cause of preventable disease, disability and death in the United States, according to the CDC, and is one of the world’s leading preventable causes of death and a major preventable risk factor of noncommunicable diseases like cancer, lung and heart diseases, according to the World Health Organization (WHO). The WHO reports that tobacco kills more than 8 million people each year worldwide. The CDC found that about half of adult cigarette smokers in the U.S. attempt to quit each year, but only about 7.5 percent are successful. Tobacco products that facilitate smoking less and/or switching to less harmful products that smokers still enjoy will fulfill a large unmet need among smokers who cannot or will not quit tobacco and want to reduce their exposure.

Addressable Market and Competitors

The global, annual tobacco product market at retail is estimated at more than $850 billion2 which includes the approximate $75 billion plus domestic market, according to Grand View Research. Cigarettes account for approximately 85 to 90 percent of the tobacco market in both the United States and the world. According to Research and Markets, the annual global “smoking cessation and nicotine de-addiction product market,” which includes e-cigarettes, is more than $28 billion and is expected to rapidly increase through 2030.3

Major international cigarette competitors include Philip Morris International, China National Tobacco Corporation, British American Tobacco, Japan Tobacco International and Imperial Brands. Domestic cigarette competitors include Philip Morris USA, Reynolds American, ITG Brands and Vector Group Ltd. There are also many regional and local tobacco companies around the world including in the United States. 22nd Century Group, infinitesimally smaller than the above companies, is the only known company that currently markets a tobacco cigarette with at least 95 percent less nicotine content (VLN®) than the leading U.S. brands. Various other reduced-nicotine cigarettes such as Philip Morris’ Next brand and Vector Tobacco’s QUEST 3 brand have been sold many years ago, but are not currently in the market. None of these cigarettes contained any hemp, which differentiates the Cabbacis products.

iBlend™ Products in Development and their Competitive Advantages

Primary applications of the Company’s patented reduced-nicotine cigarettes and vaporizer pods in development are to assist smokers of highly-addictive conventional cigarettes to smoke less and/or transition to less harmful tobacco or nicotine products. We currently intend to use the iBlend™ trademark for both products. A potential additional application of the Company’s products is to assist co-users of tobacco smoking/vaping and marijuana smoking/vaping who require treatment for marijuana use disorder.

Dozens of research studies have been carried out on reduced-nicotine cigarettes without hemp that contain at least 95 percent less nicotine than leading U.S. brands. These study results demonstrate that reduced-nicotine cigarettes extinguish the reinforcing effects of conventional cigarettes, and subjects using reduced-nicotine cigarettes smoked fewer cigarettes per day, reduced their nicotine dependence and exposure, doubled their quit attempts and/or increased their number of smoke-free days. For example, see, Effect of Immediate vs Gradual Reduction in Nicotine Content of Cigarettes on Biomarkers of Smoke Exposure - A Randomized Clinical Trial, JAMA. 2018;4;320(9):880-8914 and Randomized Trial of Reduced-Nicotine Standards for Cigarettes, N Engl J Med 2015; 373:1340-1349.5

[2]	https://www.grandviewresearch.com/industry-analysis/tobacco-market
[3]	https://www.researchandmarkets.com/reports/4968933/global-smoking-cessation-and-nicotine-de-addiction
[4]	https://pubmed.ncbi.nlm.nih.gov/30193275/
[5]	https://www.nejm.org/doi/full/10.1056/NEJMsa1502403

The Company’s competitive advantage is that its patented cigarettes and vaporizer pods in development contain blends of reduced-nicotine tobacco and hemp, as compared to just reduced-nicotine tobacco. We believe the presence of hemp in iBlend™ cigarettes will increase acceptability and/or effectiveness of our reduced-nicotine cigarettes compared to reduced-nicotine cigarettes without hemp, whether the smoker’s goal is to smoke less or transition to less harmful products. We also believe increasing product acceptability of reduced-nicotine cigarettes increases the likelihood that a smoker exclusively uses reduced-nicotine cigarettes for a sufficient period of time (while refraining from smoking highly-addictive conventional cigarettes) in order to reduce smoking, transition to a less harmful noncombustible product and/or quit tobacco and nicotine products altogether.

We believe adding hemp to reduced-nicotine cigarettes will improve their effectiveness, as compared to reduced-nicotine cigarettes without hemp, because we believe that non-THC cannabinoids such as CBD and CBG will further reduce withdrawal symptoms and/or cravings for highly-addictive conventional cigarettes. These features of the Company’s iBlend™ cigarettes are expected to better assist in smoking less, transitioning to less harmful tobacco products and quitting tobacco and nicotine products altogether. Studies will be carried out with iBlend™ cigarettes to confirm improved acceptability and/or improved withdrawal relief from abstaining from highly-addictive conventional cigarettes.

Cabbacis contracted the Rose Research Center, LLC in 2024 to carry out a clinical trial on smokers using four types of reduced-nicotine tobacco cigarettes. Three cigarette types have different levels of hemp and one type contains reduced-nicotine tobacco without any hemp. The study will measure the effects of inclusion of different proportions of hemp and reduced-nicotine tobacco on smoking behavior and smokers’ perceptions of the different cigarette types. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch, and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in this space. After months of planning and preparation, the clinical portion of the study commenced in February 2025. The results will be used to guide the design of the Company’s products and future studies.

Premarket Tobacco Product Applications (PMTAs)

Before sales of the Company’s iBlend™ cigarettes may commence in the United States, we must file a PMTA with the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA) for our iBlend™ cigarette brand and receive marketing authorization from the FDA. The same but separate procedure must also be done for our iBlend™ vaporizer pods. The Company has not yet identified a type of vaporizer to move forward with for its vaporizer pods.

As outlined by the FDA, “A Premarket Tobacco Product Application (PMTA) can be submitted by any person for any new tobacco product seeking an FDA marketing order, under section 910(b) of the Federal Food, Drug, and Cosmetic (FD&C) Act. A PMTA must provide scientific data that demonstrates a product is appropriate for the protection of public health. In order to reach such a decision and to authorize marketing, FDA considers (per section 910(c)(4)), among other things:

●	Risks and benefits to the population as a whole, including people who would use the proposed new tobacco product as well as nonusers;

●	Whether people who currently use any tobacco product would be more or less likely to stop using such products if the proposed new tobacco product were available;

●	Whether people who currently do not use any tobacco products would be more or less likely to begin using tobacco products if the new product were available; and

●	The methods, facilities, and controls used to manufacture, process, and pack the new tobacco product.

The FDA completed a final PMTA rule in 2021 describing the required content, format and review of PMTAs. For FDA to complete a substantive review of a PMTA, the application must include the information described in the final rule.”6

Upon having sufficient data, the Company plans to file a PMTA for its iBlend™ cigarettes. Unrelated to us, the FDA has previously authorized two PMTAs for reduced-nicotine cigarettes (one non-menthol and one menthol of the same brand, VLN®). The timing for filing a PMTA for our iBlend™ vaporizer pods will depend on whether we (i) partner with a vaporizer manufacturer, other tobacco company, or other third party, (ii) obtain rights to our own vaporizer brand through a private label or joint venture agreement, or (iii) market our vaporizer pods for certain types of vaporizers without the formal relationships of (i) and (ii) above.

[6]	https://www.fda.gov/tobacco-products/market-and-distribute-tobacco-product/premarket-tobacco-product-applications

Upon the Company obtaining FDA authorization from its PMTA for its iBlend™ reduced-nicotine tobacco cigarette containing hemp, the brand will be relevant and differentiated among any other reduced-nicotine tobacco cigarettes sold in the United States due to blends of reduced-nicotine tobacco and hemp which are covered by claims in our patents.

FDA Announced Nicotine Cap

The Tobacco Control Act, enacted in 2009, granted the U.S. Food and Drug Administration (FDA) the authority to regulate all tobacco products. The FDA announced on June 21, 2022, that it plans to establish a rule to limit the nicotine content of all combustible tobacco cigarettes sold in the United States; the result would be that all cigarette brands must undergo a drastic nicotine reduction of approximately 95% to render all legal cigarettes minimally or non-addictive.

The FDA reiterated these nicotine-reduction plans various times, including in a January 15, 2025 press release,7 in which the FDA issued a proposed rule that, if finalized, would make cigarettes minimally or nonaddictive by limiting the level of nicotine (~95% reduced). Another example was on February 28, 2024, when the Director of the FDA Center for Tobacco Products released “FROM A GLOBAL PERSPECTIVE” and declared, “We’re also working to introduce rulemaking to limit the amount of nicotine in cigarettes and certain other combustible tobacco products. If implemented, the rule would have a profound impact on the public health of the country. Nicotine is highly addictive, and so if we were able to set a cap that would make those products either nonaddictive or minimally addictive, it would be an important tool to advance both prevention and cessation.” 8

If the FDA finalizes and successfully implements this rule for “Reducing the addictiveness of cigarettes and other combusted tobacco products,” iBlend™ cigarettes, upon FDA authorization, could have much greater market potential in the United States, as cigarette smokers at that point could only choose from among reduced-nicotine cigarette brands. Upon such rule being implemented in the U.S. market, we believe a large percentage of conventional cigarette smokers would likely migrate to different tobacco-product categories with full-strength nicotine levels such as electronic cigarettes, oral electronic vaporizers and nicotine pouches.

Intellectual Property

Our international patent portfolio includes two significant patent families, 34 issued patents, and many pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. One patent family covers cigarettes comprising blends of reduced-nicotine tobacco and hemp, and the second covers vaporizer pods (for oral electronic vaporizers) comprising blends of reduced-nicotine tobacco and hemp. These patented products in development are primarily for assisting in smoking less and/or facilitating smokers to switch to less harmful, smoke-free products such as VUSE® e-cigarettes.

Cabbacis LLC has been granted 4 United States patents covering cigarettes and vaporizer pods containing blends of reduced-nicotine tobacco and hemp: 10,878,717, 11,017,689, 10,777,091 and 10,973,255. Two other U.S. patents have been granted to Cabbacis LLC for other types of tobacco products. Although counted as only 1 of the 34 issued patents granted to Cabbacis LLC, European Patent No. EP4027814 issued on July 19, 2023 for our vaporizer pods is valid in Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovenia, Spain, Sweden, Switzerland and the United Kingdom. We believe our products in development are patented in the most important tobacco markets in the world including the United States, Europe and China. The Company’s worldwide patents all expire approximately between July 2038 and September 2040.

[7]	https://www.fda.gov/news-events/press-announcements/fda-proposes-significant-step-toward-reducing-nicotine- minimally-or-nonaddictive-level-cigarettes
[8]	https://www.fda.gov/international-programs/global-perspective/fdas-engagement-global-tobacco-control-and- prevention-efforts

Mr. Pandolfino, our CEO and the inventor of all Company-owned patents and patent applications, assigned all such patents and patent applications on a worldwide basis to Cabbacis LLC on January 14, 2021. This patent assignment was recorded at the United States Patent and Trademark Office (USPTO) on January 21, 2021 on Reel/frame 054983/0681. Sughrue Mion, PLLC filed this assignment at the USPTO and has filed and prosecuted all patent applications since 2018. Cabbacis LLC has engaged a separate annuity company to process and pay patent annuities on behalf of the Company.

The Company owns multiple U.S. federal trademark registrations and applications and foreign trademark registrations and applications, including the following marks referred to in this Report: “iBlend™,” “Cabbacis®” and our Company design logo which appears on the first page of this Report. All other trademarks or trade names referred to in this Report are the property of their respective owners.

Modified Risk Tobacco Products

Upon positive and sufficient data generated by the Company and/or independent researchers from studies, the Company plans to file a Modified Risk Tobacco Product (MRTP) application with the FDA first for its iBlend™ cigarettes and subsequently file a MRTP for its iBlend™ vaporizer pods. Independent researchers in the tobacco research space are generally eager to perform studies on potential MRTPs, and the Company believes this may be even more the case for our iBlend™ cigarettes since they are differentiated from other tobacco products by containing hemp.

The timing of such Company MRTP filings and the subsequent final decisions by the FDA of whether or not to grant a MRTP designation for either of our products in development is uncertain at this time and depends on many factors, including the timing and results of iBlend™ studies, the timing and potential market authorizations from our Premarket Tobacco Product Applications (PMTAs), and whether or not the FDA proceeds with a rule to limit the nicotine content of all combustible tobacco cigarettes sold in the United States. In any event, the Company does not anticipate filing any MRTP applications before 2027. In December 2021, unrelated to the Company, the FDA authorized two reduced-nicotine cigarettes (one non-menthol and one menthol of the same brand, VLN®) as MRTPs. Commercial distribution in the United States commenced shortly thereafter.

Our CEO and VP of Research & Development, in their prior employment roles as CEO and VP of Research & Development of 22nd Century Group, Inc, have supplied various researchers with reduced-nicotine cigarettes for more than ten years directly and indirectly through the Nicotine Research Cigarette project of the National Institute on Drug Abuse (NIDA). These cigarettes include SPECTRUM® research cigarettes, which were designed by Mr. Pandolfino and Dr. Moynihan and are still purchased by NIDA. The Company believes the results of studies using SPECTRUM® and other cigarettes comprising reduced-nicotine tobacco such as Vector Tobacco’s QUEST 3 brand have provided the scientific basis for the FDA’s proposed rule to reduce the addictiveness of cigarettes discussed above. SPECTRUM® research cigarettes are owned, produced and sold by 22nd Century Group, Inc, which is unrelated to the Company.

As outlined by the FDA, “A Modified Risk Tobacco Product (MRTP) application can be submitted by any person for a proposed MRTP seeking an FDA modified risk order, under section 911 of the Federal Food, Drug, and Cosmetic (FD&C) Act. An order permitting the sale of an MRTP refers to a single specific product, not an entire class of tobacco products (e.g., all smokeless products). An MRTP application must demonstrate that the product will or is expected to benefit the health of the population as a whole.

By law, FDA must make MRTP applications available (except information regarding trade secrets or otherwise confidential, commercial information) for public comment and also refer MRTP applications to the Tobacco Product Scientific Advisory Committee (TPSAC).

In order to reach a decision to authorize marketing of a proposed MRTP, the FDA must consider under section 911(g)(4) of the Federal Food, Drug, and Cosmetic (FD&C) Act:

●	the relative health risks to individuals of the tobacco product that is the subject of the application;

●	the increased or decreased likelihood that existing users of tobacco products who would otherwise stop using such products will switch to the tobacco product that is the subject of the application;

●	the increased or decreased likelihood that persons who do not use tobacco products will start using the tobacco product that is the subject of the application;

●	the risks and benefits to persons from the use of the tobacco product that is the subject of the application as compared to the use of products for smoking cessation approved as medical products to treat nicotine dependence; and

●	comments, data, and information submitted by interested persons.”

Government Regulations

In addition to the Tobacco Control Act, there are various other laws, regulations, rules and administrative practices in both the legal tobacco and hemp industries. As a (i) federally-licensed tobacco product manufacturer (Permit number TP-NY-20006 from the Alcohol and Tax and Trade Bureau (TTB) – a bureau under the U.S. Department of the Treasury), (ii) licensed New York State cigarette stamping agent, (iii) licensed New York State distributor of tobacco products (iv) and New York State licensed hemp grower, we are subject to various federal, state and local laws, regulations, rules and administrative practices affecting these licenses and our business and industry, and we must comply with all such laws, regulations, rules and administrative practices. This includes filing various monthly and bi-monthly activity reports with federal and state authorities. We will also be required to comply with all laws, regulations, rules and administrative practices of governmental authorities and agencies in any jurisdiction which we will conduct commercial activities in the future.

Product Development

We are carrying out product development activities for our iBlend™ cigarettes and iBlend™ vaporizer pods. See the sections above titled, “Premarket Tobacco Product Applications,” “iBlend™ Products in Development and their Competitive Advantages,” and “Modified Risk Tobacco Products.”

Depending in part on the commercial availability of VLN® (a reduced-nicotine cigarette brand unrelated to us and without any hemp, owned by 22nd Century Group, Inc., and the only commercially available tobacco cigarette in the United States with at least 95 percent less nicotine content, as compared to the leading U.S. brands) in the United States over the next year from the date hereof, we may also develop and market a reduced-nicotine cigarette, little cigar, and/or vaporizer pod without hemp. We will closely monitor the national availability of VLN® and we expect to proceed with a reduced-nicotine cigarette without hemp in the United States if national VLN® distribution is lacking. Internationally, the Company will explore opportunities, including out-licensing and partnerships, for product development and commercialization of our reduced-nicotine products (with and without hemp). In addition to our iBlend™ cigarettes and iBlend™ vaporizer pods, the Company is also considering the development of little cigars including hemp.

Sales and Marketing Strategy

We are currently a development stage company. Upon the Company obtaining FDA authorization of its Premarket Tobacco Product Application (PMTA) for its iBlend™ cigarette brand, we intend to commence sales and marketing of iBlend™ in the United States. The iBlend™ brand will be sold into the traditional convenience store and smoke shop channels. Licenses are typically required by states and some municipalities for retailers to sell tobacco products. In store displays at these retail locations will be utilized. We also intend to use social media targeting adult smokers to the extent we are permitted to do so. In parallel with these Company efforts, joint venture partners will also be sought out by the Company to assist in these marketing efforts. Out-licensing rights to iBlend™ and/or the Company’s patent rights will also be evaluated. The Company expects to file a PMTA for its iBlend™ vaporizer pods with the FDA subsequently to its PMTA filing for its iBlend™ cigarette brand. Upon the Company obtaining FDA authorization from its PMTA for its iBlend™ vaporizer pods, we intend to commence sales and marketing of iBlend™ vaporizer pods in the United States and utilize a similar strategy as that of our iBlend™ cigarette brand.

Internationally, we intend for distribution efforts for our iBlend™ cigarette brand to commence in the second half of 2025 when our U.S. packaging and tobacco-hemp blend for iBlend™ are nearly finalized. Depending on various factors on a country-by-country basis such as each country’s hemp laws and regulations, import duties for tobacco leaf, as compared to finished cigarettes, we expect to either (i) export our tobacco-hemp blends and have a manufacturer produce the products in the same country or jurisdiction where they will be consumed or (ii) export our finished cigarettes. In some countries and jurisdictions, the Company may only be able to sell reduced-nicotine cigarettes without hemp due to the regulatory environment. The Company is identifying and intends to partner with strategic manufacturers, joint venturers, import agents and distributors which the Company believes will add value. Out-licensing our rights to iBlend™ and/or our patents will be important to having international success with our iBlend™ cigarette brand. Similar marketing strategies will be employed abroad as in the United States for iBlend™ where possible, and modifications will be made accordingly for local laws and regulations. As of the date hereof, we do not have any formal agreements regarding the international sales or marketing of our potential products.

Employees

As of the date hereof, we and our operating subsidiary, Cabbacis LLC, have approximately 5 employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Description of Property

Our principal executive offices, which includes our manufacturing facility, are located at 3193 Buffalo Avenue, Unit 1, Niagara Falls, New York 14303. We rent this space at the monthly rate of $534, under a two-year lease, which would have expired on October 31, 2023; however, there are three, separate one-year options. Three of the one-year options extending the lease were exercised extending the lease to October 31, 2026. The Company also has a satellite office in Clarence, New York where most of the day-to-day Company activities are carried out.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, operating results or cash flows. However, lawsuits or any other legal or administrative proceeding, regardless of the outcome, may result in diversion of our resources, including our management’s time and attention.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as our industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular (beginning on page 8 and filed with the Securities & Exchange Commission on October 20, 2023), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in our other public filings.

Overview

Cabbacis LLC is a federally-licensed tobacco product manufacturer and biotechnology company committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs) that are expected to assist in smoking less, as compared to conventional cigarettes, and facilitate switching smokers to less harmful products. Cabbacis LLC has not commercialized its products and is currently developing consumer products under the iBlend™ brand name, which include tobacco containing approximately 95 percent less nicotine than conventional cigarette tobacco, and low-THC cannabis, commonly known as “hemp,” which under the 2018 Farm Bill must contain equal to or less than 0.3 percent THC. Hemp is not intoxicating. The Company’s two products in development are cigarettes and vaporizer pods for oral electronic vaporizers.

Cabbacis LLC owns a worldwide patent portfolio consisting of thirty-four (34) issued patents and various pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods (both comprising blends of reduced-nicotine tobacco and hemp) are issued or filed in countries where more than half of the world’s one billion plus cigarette smokers reside.

On August 20, 2024, the Company’s Board of Directors (the “Board”) consented, via unanimous written consent, to amend the Company’s Bylaws to increase the number of directors on its Board from three (3) to five (5).

Results of Operations

The following table and discussion present, for the periods indicated, a summary of revenue and expenses. The Company has incurred net losses since inception. Management anticipates this will continue in the immediate future as the Company continues to develop its products and advance its patent portfolio.

Period-to-Period Comparisons

For the Year Ending December 31, 2024 to the Year Ending December 31, 2023:

	For the Year Ending December 31, 2024	For the Year Ending December 31, 2023
Revenue	$-	$-

Operating Expenses:
General and administrative	630,851	318,687
Research and development	325,613	61,487
Net Loss from Operations	$(956,464)	$(380,174)

Revenue

Total revenue for the year ending December 31, 2024 was $0, consistent with the prior period.

General and Administrative Expenses

General and administrative expenses were $630,851 in 2024, an increase of $312,164, as compared to 2023. The change was primarily driven by Equity Incentive Plan compensation in 2024, which was zero in 2023, and the increased costs associated with being a publicly-reporting company for a full year in 2024, as compared to about one quarter in 2023. These include expenses of being listed on OTC Markets and related expenses such as stock transfer agent and legal expenses.

Research and Development Expenses

Research and development expenses were $325,613 in 2024, an increase of $264,126, as compared to 2023, due primarily to increases in fees and expenses related to the Company’s NCSU License Agreement, progress on a study of reduced-nicotine tobacco cigarettes containing hemp, and Equity Incentive Plan compensation.

Earnings per share

The Company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 260 “Earnings Per Share” or “EPS” (“FASB ASC 260”); however, since Cabbacis Inc was formed in July 2023 and the Share Exchange occurred on August 30, 2023 (when each Cabbacis LLC membership unit was exchanged for 30,180.04 shares in Cabbacis Inc), EPS calculations for 2024 and 2023 are not included in the Company’s audited financial statements, but for comparison purposes, the Company has calculated EPS for 2024 and applying this unit-to-share conversion as of January 1, 2023, EPS for 2023.

Basic earnings per share calculations are determined by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings per share calculations are determined by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. The 600,000 shares of Series A Preferred Stock and 325,000 unvested common shares issued under the Equity Incentive Plan (as of December 31, 2024) are considered dilutive common stock equivalents.

Reconciliation of common shares used to determine basic earnings per share:

Description	December 31, 2024	December 31, 2023
Number of issued common shares reported on balance sheet	6,607,100	5,400,000
Unvested common shares as of balance sheet date	(325,000)	-
Number of issued common shares used to determine basic EPS	6,282,100	5,400,000

Basic and diluted weighted-average shares outstanding for 2024 and 2023 are 6,075,323 and 5,193,792, respectively, and basic and diluted EPS for 2024 and 2023 are ($0.15) and ($0.07), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the year ending December 31, 2024 and 2023 would be 6,790,145 and 5,823,964, respectively.

Liquidity and Capital Resources

The Company’s primary source of liquidity has been cash provided by financing activities in the form of member and shareholder contributions. Aside from patent expenditures, the Company’s primary requirements for liquidity are research and development, crop inventory and professional services. The table and discussion below illustrate the ways the Company measures liquidity.

	December 31, 2024	December 31, 2023
Cash	$842,281	$701,973
Working Capital	$694,899	$650,108

To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date the year-end financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the Company’s current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, funds necessary to maintain its operations, including tobacco and hemp plantings, in-licensing fees and expenses, and patents and the prosecution of its patent applications, within one year after financial statements are available to be issued, and a reserve for unforeseen events.

Summary of Cash Flows

The following tables and discussion summarize the Company’s cash flows from operating, investing and financing activities for the periods indicated.

Sources and Uses of Cash For the Year Ending December 31, 2024 compared to the Year Ending December 31, 2023

	For the Year Ending December 31, 2024	For the Year Ending December 31, 2023
Net cash used in operating activities	$(487,150)	$(271,282)
Net cash used in investing activities	(52,432)	(103,758)
Net cash provided by financing activities	679,890	876,366
Net increase in cash	$140,308	$501,326

Cash flows used in operations increased $215,868 in 2024 compared to 2023, primarily related to the increase in research and development expenses and fees and expenses related to a university in-license. Decreases in patent, trademark and domain expenditures in 2024 accounted largely for the $51,326 decrease of cash flows used in investing activities compared to 2023. The majority of capital contributions related to the Offering (as defined below) were received at the end of 2023, resulting in a $196,476 decrease in cash provided by financing activities in 2024 compared to 2023.

Contractual Obligations

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a larger building. The initial lease term was October 7, 2021 thru October 31, 2023 with three separate one-year options to renew under the same terms. The Company exercised three options to renew the lease for the three-year period November 1, 2023, thru October 31, 2026. As per recently adopted ASC 842, the balance sheet for the year ending December 31, 2024 contains a right of use asset and lease liability pertaining to the lease term. Lease expense for the twelve months ending December 31, 2024 and 2023 totaled $6,408 for each period. Future minimum lease payments as of December 31, 2024 and through October 31, 2026, pertaining to the lease renewal period, total $11,748. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco Production Agreements

Effective March 8, 2024, the Company engaged in a one-year agreement where a tobacco farmer produced and planted tobacco transplants from seed provided by the Company and then harvested reduced-nicotine, flue-cured, tobacco leaf. The total cost to the Company was $39,204 on tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco was delivered in the third quarter of 2024.

Stock Subscription Agreements of Offering

The SEC qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023, for the sale of up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc at $2.00 per share (the “Offering”) over the following year from the SEC qualification date. The shares of Common Stock were offered pursuant to an Offering Circular filed with the SEC on October 20, 2023. The shares of Common Stock were issued to purchasers who satisfied the requirements as set forth in Regulation A. The minimum subscription was $25,000; however, the Company had the ability to waive the minimum purchase requirement on a case-by-case basis at its sole discretion.

In the fourth quarter of 2023, the Company received $755,500 of capital contributions from investors pertaining to the stock subscription agreements in the Offering. In 2024, the Company received capital contributions of $708,700. The Offering concluded in November 2024, and the Company issued a total of 732,100 shares of the Company’s Common Stock for $1,464,200 of gross proceeds.

NCSU License Agreement

The Company entered into an Option and Material Transfer Agreement with North Carolina State University (“NCSU”) on March 7, 2023 (“Option Agreement”) for a novel reduced-nicotine, tobacco plant line which was produced by utilizing naturally-occurring mutations in tobacco genes. NCSU transferred seed of the reduced-nicotine, tobacco plant line to the Company and the Company has provided this seed to tobacco farmers for planting its tobacco crops. No genetic engineering or genetic modifications were utilized which is expected to facilitate the international planting of this reduced-nicotine tobacco. Commercial products made from this tobacco line, which was produced from traditional plant breeding techniques, will have marketing and consumer acceptance advantages over genetically-engineered, low-nicotine counterparts. The Company paid NCSU a nonrefundable option fee of $15,000, and during the term of the Option Agreement, the Company is responsible for the payment of all fees and costs of any patent applications that were filed by the university. The Option Agreement allowed the Company to exercise an option to enter into a royalty-bearing license agreement at any time over the 2-year term, which the Company exercised in November 2023.

On June 13, 2024, the Company entered into a license agreement with NCSU (“NCSU License Agreement”). Under the terms of the NCSU License Agreement, the Company paid NCSU an upfront license fee of $50,000, and the Company will also pay NCSU running royalties on sales, milestone payments and annual license fees starting in 2026. The Company will also fund patent expenses and expenses related to filing plant variety right (PVR) applications. In 2024 and 2023, the Company incurred NCSU patent expenditures of $12,354 and $5,101, respectively.

Rose Research Center Engagement for Cabbacis Clinical Trial

Cabbacis LLC contracted the Rose Research Center, LLC in 2024 to carry out a clinical trial on smokers using four types of reduced-nicotine tobacco cigarettes. Three cigarette types have different levels of hemp and one type contains reduced-nicotine tobacco without any hemp. The study will measure the effects of inclusion of different proportions of hemp and reduced-nicotine tobacco on smoking behavior and smokers’ perceptions of the different cigarette types. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch, and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in this space. After months of planning and preparation, the clinical portion of the study commenced in February 2025. The results will be used to guide the design of the Company’s products and future studies. The estimated cost of the study is approximately $325,000. In 2024, the Company was billed $122,010 by the Rose Research Center.

Taxation and Expenses

After our offering statement was qualified on November 13, 2023, we became a public company and began to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We incur additional annual expenses related to these steps and, among other things, these additional expenses include or may include at a future date, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses.

The Company does not expect to generate taxable income and incur federal tax expense in the immediate future.

Item 3. Directors and Officers

Set forth below is a list of our directors and executive officers, as of the date hereof, and a description of the business experience of each of them. Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors and executive officers.

On August 20, 2024, the Company’s Board consented, via unanimous written consent, to amend the Company’s Bylaws to increase the number of directors on its Board from three (3) to five (5). The Board elected Messrs. Paul J. Eusanio and Roger Black (collectively, the “New Directors”) to fill those vacancies, and these two directorships were effective as of August 21, 2024 and September 6, 2024, respectively.

On September 10, 2024, the Company’s Board ratified and approved the formation of its audit committee (the “Audit Committee”), the Audit Committee Charter, and the appointment of the following to serve as members of the Audit Committee: Paul J. Eusanio, Roger Black and John Manley, Jr. The Chair of the Audit Committee is John Manley, Jr., who serves at the pleasure of the Board.

The Board has determined that each of the New Directors is “independent” as defined by applicable rules of The Nasdaq Stock Market LLC and the U.S. Securities and Exchange Commission (the “SEC”) applicable to Board service.

Name	Age	Position	Term of Office (1)
Joseph Pandolfino	56	Chief Executive Officer & Chairman of the Board	Since formation
John (Jack) Manley, Jr.	67	Chief Financial Officer & Director	Since formation
Michael Moynihan, PhD	72	Vice President of R&D & Director	Since formation
Paul J. Eusanio	58	Director	Since August 2024
Roger Black	68	Director	Since September 2024

(1)	Each director holds his or her office until he or she resigns or is removed and his or her successor is duly elected and qualified.

Joseph Pandolfino – Chief Executive Officer

Mr. Pandolfino is the founder and Chief Executive Officer of Cabbacis Inc and Cabbacis LLC. He is the inventor of the Company’s patents and leads the strategic direction of Cabbacis. He is also the founder, and was the first CEO of 22nd Century Group, Inc. (Nasdaq: XXII), and led the process of 22nd Century becoming publicly traded in 2011 and the subsequent up-listing to the New York Stock Exchange in 2013. At 22nd Century, he led negotiations to successfully out-license the company’s technology to British American Tobacco. Mr. Pandolfino previously founded and was president of Alternative Cigarettes, Inc (AC), a company that developed the lowest nicotine-content tobacco variety ever commercialized. A plant variety protection (PVP) certificate was granted from the USDA for such tobacco variety, and AC spun out the technology, plant variety rights, and related patent rights to 22nd Century. He has more than 30 years’ experience in all aspects of the tobacco industry, including product development and marketing, and also has considerable experience in both plant biotechnology and cannabis. Mr. Pandolfino rang the Closing Bell at the New York Stock Exchange on October 16, 2014. He holds a BS in Business from Medaille College and an MBA in Business with a concentration in Corporate Finance from the University at Buffalo.

John (Jack) Manley, Jr. – Chief Financial Officer

Mr. Manley has served as Chief Financial Officer of Cabbacis Inc since its incorporation and as Chief Financial Officer of Cabbacis LLC since November 2022. He has been a Business Strategist, Consultant and Advisor at Blackrock Capital, LLC since 2005. During this period, he held various positions in the real estate, mortgage banking, retail, warehousing, logistics and health care industries as a CEO, COO and CFO and oftentimes played a shared role. He has also worked as an independent contractor as a “turnaround” specialist. Mr. Manley has over 30 years’ experience establishing, managing, restructuring, and selling privately held businesses. Having founded U.S. Appraisal and serving as CEO, he launched this regional real estate valuation services company into a national mortgage-industry leader. He is committed to operational fundamentals and controls, with Big Four auditing experience at Deloitte. Mr. Manley holds a BS in Accounting from Niagara University and is a Certified Public Accountant, licensed by the New York State Education Department.

Michael R. Moynihan, PhD – Vice President of Research & Development

Dr. Moynihan has served as Vice President of Research & Development of Cabbacis Inc since its incorporation and as Research & Development Director of Cabbacis LLC since August 2021. He oversees all research and development activities. He has more than 30 years’ experience in all aspects of plant biotechnology, ranging from molecular genetics to development of novel consumer products. Dr. Moynihan led R&D efforts at 22nd Century Group for 11 years, during which he played a major role in the development and production of Nicotine Research Cigarettes with different nicotine contents for the National Institute on Drug Abuse (NIDA). The Nicotine Research Cigarette series included cigarettes with nicotine concentrations ranging from higher than average to less than 5 percent of typical commercial cigarettes. Data from studies using these cigarettes, much of it funded by the National Institutes of Health and the Center for Tobacco Products of the Food and Drug Administration, provided the foundation for the authorization and sale of a reduced-nicotine brand as a Modified Risk Tobacco Product (MRTP) in the United States. Dr. Moynihan’s other professional experience includes serving as Director of Biotechnology Development at Fundación Chile, Senior Project Director at InterLink Biotechnologies LLC, Principal Scientist, Cell Biology at EniChem Americas Inc., Visiting Research Fellow at the Institute for Molecular and Cellular Biology, Osaka University, Postdoctoral Associate in the Section of Plant Biology, Cornell University, and Postdoctoral Associate at the Center for Agricultural Molecular Biology, Rutgers University. Dr. Moynihan holds an ScB in Biology from Brown University and an MA and PhD in Biology from Harvard University.

Paul J. Eusanio – Director

Mr. Eusanio has served as a director of the Company since August 21, 2024. Mr. Eusanio has been a CPA for 30 years, including roles with two Big 4 firms, as well as a sole practitioner. He is currently Director of a mid-sized, full-service CPA firm in Western New York, Arcara Lenda Eusanio & Stacey CPAs. His practice focuses on tax planning, compliance and business advisory services, including transaction support, strategic and organizational planning. Mr. Eusanio is also a co-founder, principal and investor in other businesses, including two growing retail businesses. Mr. Eusanio has also served as part of a senior leadership team that founded and developed a rapid growth technology company, Integrated Delivery Technologies, Inc/ Cartel Network, operating a national electronic banking/transaction processing network. The company was sold to Fifth Third Bank and merged into its wholly owned subsidiary, Fifth Third Processing Solutions. He most recently also served as a Director for Buffalo Hearing & Speech from 2019 to 2023. Mr. Eusanio is well qualified to serve as director due to his extensive public accounting and financial experience and general business experience.

Roger Black – Director

Mr. Black has served as a director of the Company since September 6, 2024. He is a North Carolina State University, College of Agriculture and Life Sciences Research, Board Member, and a tobacco product development and scientific consultant. From June 2016 to December 2022, he held various positions at ITG Brands LLC, the third-largest American, tobacco-manufacturing company in the United States and an independent subsidiary of multinational Imperial Brands plc, including his last position of Director of Product Development & Science. He was a Product Development and Agronomy consultant from October 2008 to May 2016. Prior to that, Mr. Black held the positions of Vice President of Product Development at R.J. Reynolds Tobacco Company and Director of Product Development at Brown & Williamson Tobacco Corporation. He holds an M.S and B.S. in Agronomy and Crop Science from North Carolina State University. Mr. Black is well qualified to serve as a director of the Company due to his extensive experience in tobacco science and product development.

Insider Trading Policy

On January 30, 2025, the Company adopted an Insider Trading Policy (the “Policy”) prohibiting trading based on material, nonpublic information regarding the Company and its subsidiaries (“Inside Information”). The Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, including all secretaries and assistants supporting such officers, directors and employees, consultants and advisors to the Company or its subsidiaries who have or may have access to Inside Information, and members of the immediate family or household of any covered person specified in the Policy. Under the Policy and with some exceptions, the covered persons or “Insiders” must refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period commencing at the close of business on the second Trading Day following the date of public disclosure of the Company’s financial results for either (i) the prior semiannual period or (ii) the prior fiscal year, and ending on the close of business on the twenty-fifth day of the third month of the fiscal quarter in which such public disclosure was made. Each of these periods is a “Trading Window.”

Family Relationships

There are no family relationships among any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

(1)	Had a petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing; or

(2)	been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

The Company has not compensated its officers or directors for their services in cash; however, Cabbacis LLC and the Company have provided and issued officers equity-based compensation as shown in the table below. We do not have any formal compensation agreements or arrangements in place other than to reimburse reasonable expenses incurred by the Company’s officers and directors when those expenses are directly related to the Company.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive and director officer during the year ended December 31, 2024, in all capacities of Cabbacis LLC and Cabbacis Inc for the accounts of our executives and directors.

Name	Capacities in which compensation was received	Cash Compensation ($)	Stock Award Compensation ($)	Other Compensation ($)		Total Compensation ($)
Joseph Pandolfino	CEO & Chairman	-	-	-		-
John Manley, Jr.	CFO & Director (1)	-	210,000	26,809	(2)	236,809
Michael R. Moynihan, PhD	VP, R&D & Director (3)	-	-	-		-
Paul J. Eusanio	Director (4)	-	-	-		-
Roger Black	Director (5)	-	-	-		-
Directors, as a group (5 persons)		-	210,000	26,809		236,809

(1)	Mr. Manley was granted 150,000 shares of common stock under the Company’s Equity Incentive Plan (“EIP”), which vested on August 21, 2024. An EIP expense of $236,809 was recognized in 2024.
(2)	Amount the Company paid, on Mr. Manley’s behalf, to cover his personal taxes for his stock grant.
(3)	Dr. Moynihan was granted 150,000 shares of common stock under the Company’s EIP, which vest on August 21, 2025. An EIP expense of $74,010 was recognized in 2024.
(4)	Mr. Eusanio was granted 75,000 shares of common stock under the Company’s EIP, which vest on August 21, 2025. An EIP expense of $37,005 was recognized in 2024.
(5)	Mr. Black was granted 75,000 shares of common stock under the Company’s EIP, which vested on March 6, 2025. An EIP expense of $59,500 was recognized in 2024.

Narrative Disclosure to Summary Compensation Table

Other than set out in the above compensation table, there are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers, other than our CEO, have been granted Company stock through the Company’s Equity Incentive Plan (EIP) in 2024 and may receive Company Stock or options at the discretion of our Board of Directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Outstanding Equity Awards

There are no outstanding options of the Company.

IRC Code Section 162(m)

Since the company was incorporated in 2023, in fiscal 2017 we were not subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”). In making future compensation decisions, the Board of Directors will consider the potential impact of Section 162(m), as recently amended by the Tax Cuts and Jobs Act of 2017. Section 162(m) applies to certain corporations, including corporations with publicly traded securities, and generally, disallows the corporation from taking a tax deduction for individual compensation exceeding $1 million in any taxable year paid to the Chief Executive Officer, Chief Financial Officer and the next three mostly highly compensated officers (and those who have previously been covered by the Section 162(m) rules). As amended, Section 162(m) no longer provides an exception to the deductibility limitations for “performance-based” compensation, except for certain grandfathered arrangements under the transition rules. The Board of Directors, after considering the potential impact of the application of Section 162(m) and future guidance of the new rules, reserves the right to provide compensation to executive officers that may not be tax deductible if it believes providing that compensation is in the best interests of the Company and its stockholders. In addition, transition provisions under Section 162(m) for companies that become publicly-held through an initial public offering process may apply for a period of approximately three years following the consummation of our initial public offering (which is not guaranteed to occur) with respect to certain compensation arrangements that were entered into before such initial public offering.

Item 4. Security Ownership of Management and Certain Security Holders

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of the date hereof for: (1) each holder of more than 10% of our Common Stock; (2) each of our directors and director nominees; (3) each Named Executive Officer; and (4) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of the date hereof. For purposes of computing the percentage of outstanding shares our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the date hereof are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. Unless otherwise indicated, the business address of each person listed is in care of the Company at its corporate address in Niagara Falls, New York.

	Shares of Series A Preferred Stock Beneficially Owned (1)(2)		Shares of Common Stock Beneficially Owned (2)		Total Voting Power (3)
Name of Beneficial Owner	Number	(%)	Number	(%)	(%)
Joseph Pandolfino	462,536	77.1	4,542,829	68.8	74.1
John Manley, Jr.	23,092	3.8	357,831	5.4	4.4
Michael Moynihan, PhD	53,311	8.9	654,796	9.9	9.3
Paul J. Eusanio	-	-	75,000	1.1	0.4
Roger Black	-	-	75,000	1.1	0.4
Named Executive Officers, Directors and Director Nominees as a group (5 persons)	538,939	89.8%	5,705,456	86.3%	88.6%

1.	The Series A Preferred Stock is convertible to Common Stock at any time on a one-to-one basis.
2.	There are no options or warrants underlying the shares of the Series A Preferred Stock or Common Stock.
3.	Based on 6,607,100 shares of Common Stock and 600,000 shares of Series A Preferred Stock outstanding. Since our Series A Preferred Stock votes on a 20 for 1 basis, total voting power is based on a total of 18,607,100 votes outstanding.

Item 5. Interest of Management and Others in Certain Transactions

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2023 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers-Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the Offering Statement filed with the SEC on October 20, 2023, and are available electronically on the website of the SEC at www.sec.gov.

In 2024, officers contributed $600,000 for stock subscriptions in the Company’s Offering in exchange for 300,000 shares of Common Stock. The Company issued 450,000 shares of Common Stock to officers and directors via the Equity Incentive Plan. The Company recognized $407,324 of compensation expense related to these shares.

Prior to the Share Exchange during the year ending 2023, Company officers contributed cash of $182,489 and services valued at $104,507. After the Share Exchange during the year ending 2023, Company officers contributed $500,000 for stock subscriptions in the Company’s Offering.

Item 6. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2024, but was not reported.

Item 7. Financial Statements

Cabbacis Inc

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cabbacis, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cabbacis, Inc. and Subsidiary (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in equity, and cash flows for each of the two years ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2022.

Hackensack, New Jersey

April 10, 2024

CABBACIS INC

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current Assets:
Cash	$842,281	$701,973
Prepaid expenses	1,757	-
Offering receivable	-	2,500
Current portion of tax credit receivable	4,781	551
Total Current Assets	848,819	705,024

Inventory	194,380	140,881
Property and equipment	253,990	253,990
Operating lease right-of-use asset	5,174	5,179
Patents	454,821	432,856
Other intangible assets	121,561	91,094
Long term portion of tax credit receivable	8,064	1,927
Total Assets	$1,886,809	$1,630,951

LIABILITIES AND EQUITY
Current Liabilities:
Operating lease obligation	$5,174	$5,179
Accrued expenses	148,746	49,737
Total Current Liabilities	153,920	54,916
Total Liabilities	$153,920	$54,916

Equity:
Common stock par value $0.00001 (50,000,000 shares authorized; 6,607,100 and 5,400,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	66	54
Series A Preferred stock par value $0.00001 (600,000 shares authorized; 600,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	6	6
Stock payable, net (inclusive of related party amount of $500,000 (gross))	-	678,866
Additional paid-in capital	3,304,319	1,552,725
Accumulated deficit	(1,571,502)	(655,616)
Equity:	1,732,889	1,576,035
Total Liabilities and Equity	$1,886,809	$1,630,951

CABBACIS INC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Twelve Months Ending	For the Twelve Months Ending
	December 31, 2024	December 31, 2023

Revenue	$-	$-

Operating Expenses:
General and administrative	297,537	240,115
General and administrative - related party	333,314	78,572
Research and development	251,603	35,552
Research and development - related party	74,010	25,935
Total Operating Expenses	956,464	380,174

Loss from Operations	(956,464)	(380,174)

Other Income:
Interest income	40,591	1,106
Total Other Income	40,591	1,106

Loss Before Income Taxes	(915,873)	(379,068)
Income tax expense	13	-
Net Loss	$(915,886)	$(379,068)

CABBACIS INC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2023	5,400,000	$54	600,000	$6	$678,866	$1,552,725	$(655,616)	$1,576,035
Contributed Capital	732,100	8			(678,866)	1,358,749		679,891
Stock Based Compensation	475,000	4				392,845		392,849
Net Loss							(915,886)	(915,886)
Balance at December 31, 2024	6,607,100	$66	600,000	$6	$-	$3,304,319	$(1,571,502)	$1,732,889

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2022	-	$-	-	$-	$-	$963,670	$(276,548)	$687,122
Contributed Capital						589,115		589,115
Share Exchange Transaction	5,400,000	54	600,000	6		(60)		-
Stock payable, net (inclusive of related party amount of $500,000 (gross))					678,866			678,866
Net Loss							(379,068)	(379,068)
Balance at December 31, 2023	5,400,000	$54	600,000	$6	$678,866	$1,552,725	$(655,616)	$1,576,035

CABBACIS INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Twelve Months Ending	For the Twelve Months Ending
	December 31, 2024	December 31, 2023

Cash flows from operating activities
Net loss	$(915,886)	$(379,068)

Adjustments to Reconcile Net Loss to Net Cash used in operating activities:
Issuance of units for services	-	139,115
Stock based compensation	392,850	-
Changes in operating assets and liabilities:
Prepaid expenses	(1,757)	-
Offering receivable	2,500	-
Inventory	(53,499)	(56,083)
Tax credit receivable	(10,367)	(2,478)
Accrued expenses	99,009	27,232
Net cash used in operating activities	(487,150)	(271,282)

Cash flows from investing activities:
Acquisition of property and equipment	-	(3,990)
Acquisition of patents	(21,965)	(41,403)
Acquisition of other intangible assets	(30,467)	(58,365)
Net cash used in investing activities	(52,432)	(103,758)

Cash flows from financing activities:
Deferred offering costs	-	(76,634)
Issuance of units for cash proceeds	-	200,000
Issuance of common stock for cash proceeds	679,890	-
Stock payable, net (inclusive of related party amount of $500,000 (gross))	-	753,000
Net cash provided by financing activities	679,890	876,366

Net increase in cash	140,308	501,326
Cash, beginning of period	701,973	200,647
Cash, end of period	$842,281	$701,973

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$13	$-
Non Cash Investing and Financing Activities:
Equipment contributed as additional paid-in capital	$-	$250,000

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cabbacis Inc (the “Company”) was incorporated in the State of Nevada in 2023 to facilitate raising equity capital for Cabbacis LLC, the operating company, which became a wholly-owned subsidiary of Cabbacis Inc in August, 2023. The Company’s mission is to reduce the harm caused by smoking with its proprietary iBlend™ reduced-nicotine cigarettes and vaporizer pods in development and to secure FDA authorization to sell its products in the United States through the Premarket Tobacco Product Application (PMTA) process.

Cabbacis LLC, founded in 2021, is a development stage, federally-licensed, tobacco product manufacturer and plant biotechnology company committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs). Cabbacis has not commercialized its products which it is developing under the iBlend™ brand name. The Company’s primary focus is the development of cigarettes with blends of (i) reduced-nicotine tobacco containing about 95 percent less nicotine than that of leading U.S. brands and (ii) very-low THC cannabis (commonly known as “hemp”), which is not intoxicating since it contains less than 0.3 percent THC. Hemp became legal on a national level in the United States under the Agriculture Improvement Act of 2018, which is also known as the 2018 Farm Bill.

The Company is also developing pods for oral electronic vaporizers which contain similar blends of reduced-nicotine tobacco and hemp. Once its iBlend™ reduced-nicotine cigarettes, and separately its iBlend™ vaporizer pods, are commercialized in the United States through the PMTA process, upon sufficient data on the products, the Company intends to file for FDA authorizations to market these iBlend™ products as MRTPs. Cabbacis LLC owns a wide range of issued product patents and pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions pertaining to these novel reduced-nicotine tobacco products.

On August 30, 2023, Cabbacis LLC became a wholly-owned subsidiary of Cabbacis Inc through an agreement in which Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100 percent (100%) membership interest in Cabbacis LLC (the “Share Exchange”). Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share.

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the date of SEC qualification. The Company closed the Offering in November 2024 for gross proceeds to the Company of $1,464,200.

Liquidity

The Company does not anticipate significant product revenue within the one-year period after the financial statements are available to be issued. Additionally, recurring operating losses and negative cash flows from operating activities are adverse conditions that may raise substantial doubt about an entity’s ability to continue as a going concern. To maintain liquidity and financial flexibility, the Company has obtained a cash infusion in the form of a convertible promissory note (see Note 13) in order to have sufficient operating cash as of the date financial statements are available to be issued to fund operations for a period of at least 12 months. The following items are considered when the Company determines the amount of cash needed to sustain at least one-year of operating cash: the current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, including operating costs, funds necessary to maintain patents and to prosecute patent applications of Cabbacis LLC, research and development costs, and a ten percent reserve for unforeseen events. As of April 8, 2025, the Company had $774,414.50 of cash on hand. Management has determined that relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will be able to meet its obligations as they become due within one year after the date that the financial statements are issued.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cabbacis LLC. All intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and have not experienced any losses in our accounts. We believe the Company is not exposed to any significant credit risk on cash.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include costs related to clinical studies, developing and improving plant lines, testing tobacco and hemp plant materials and tobacco products in development, in-licensing intellectual property, filings with the U.S. Food and Drug Administration (FDA), and other technical activities to develop new products or make improvements to existing products in development.

Inventory

Inventory as of December 31, 2024 consisted of primarily cured tobacco leaf and some tobacco stem from our tobacco plantings. Inventory is valued at the lower of historical cost or net realizable value. Write-offs were not required as of December 31, 2024, and it has been determined that no impairment exists as of December 31, 2024.

Patent Costs

The Company capitalizes legal fees associated with the filing and prosecution of its patent applications if a positive outcome is probable. Abandoned patents without issued or pending descendants are written off. The Company will begin amortization of its patents when the Company commercializes the patents. Commercialization will be achieved either when the Company has systems, inventory and means of supply in place to accept customers or upon the Company out-licensing rights to its patent portfolio pursuant to licensing agreement(s).

Other Intangible Assets

The Company’s Other Intangible Assets have indefinite lives. Intangible assets are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company will assess the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets is not recoverable, the carrying value will be reduced to fair value and the difference is recorded as an impairment.

Property and equipment

Property and equipment are recorded at their acquisition cost. The Company will begin depreciation of its property and equipment when commercial production of tobacco products for sale to customers commences.

Leases

The Company adopted ASC 842 Leases during the year ending December 31, 2022. Adoption did not impact retained earnings or cause restatement of prior financials. The Company determines if an arrangement is a lease at inception. The Company’s operating lease is reported in the long-term assets and current liabilities sections of the balance sheet ending December 31, 2024. Operating lease right of use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit rate, we use the prime rate as of the lease commencement date.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant-date fair value of the respective awards and recognized over the requisite service period. The Company accounts for forfeitures as they occur.

Income Taxes

Prior to the Share Exchange, Cabbacis LLC was treated as a partnership for federal and state income tax purposes. Consequently, federal income taxes were not payable by, or provided for, by the Company. Members were taxed individually on their respective shares of the Company’s earnings. The Bipartisan Budget Act of 2015 allows the Internal Revenue Service to collect member taxes directly from the Company if an audit adjustment is found.

Final partnership tax returns were filed for Cabbacis LLC, which reported activity from January 1, 2023 through August 30, 2023, the date of the Share Exchange. Post Share Exchange, Cabbacis LLC became wholly owned by Cabbacis Inc and all activity was consolidated and reported on the Company’s accrual-basis corporation tax return. As a corporation, all income taxes are payable by the Company. Management has determined that the Company does not have any uncertain tax positions as of December 31, 2024 or December 31, 2023. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by taxing authorities or that the Company or the former Cabbacis LLC members will not be subject to additional tax, penalties, and interest because of any such challenges.

Recently Adopted Accounting Standards

The Company has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its consolidated financial statements.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires additional income tax disclosures, including a detail of income taxes paid by jurisdiction. ASU No. 2023-09 is effective for annual reporting periods beginning after December 15, 2024.

In November 2024, the FASB issued ASU No. 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the accounting requirements related to the settlement of a debt instrument as an induced conversion. ASU No. 2024-04 is effective for annual reporting periods beginning after December 15, 2025.

The Company is evaluating the impact of these standards on its financial statements.

Correction of Immaterial Misclassification

The Company identified an immaterial error in classification related to inventory costs previously reported as current in the December 31, 2023 audited consolidated financial statements. The Company reclassified the $140,881 inventory balance at December 31, 2023 from current assets to non-current assets since the Company does not anticipate significant product revenue within the one-year period after the financial statements were available to be issued. The reclassification of costs allows for a more accurate presentation of asset classification and this had no impact on total operating expenses, net loss, total assets, total liabilities or equity.

NOTE 3 – TOBACCO LEAF PRODUCTION AND INVENTORY

Effective March 8, 2024, the Company engaged in a one-year tobacco production agreement where a tobacco farmer produced reduced-nicotine, flue-cured tobacco transplants from seed provided by the Company and then planted the transplants. The agreement includes all activities from seed to cured leaf. The total cost to the Company, based on the weight of the cured tobacco accepted by, and delivered to, the Company, was $39,204.

Inventory at December 31, 2024 and December 31, 2023 consisted of the following:

Description	December 31, 2024	December 31, 2023
Cured Tobacco	$194,380	$138,881
Seed	-	2,000
Total	$194,380	$140,881

NOTE 4 – COMPANY OFFERING

The Company’s stock Offering was qualified by the SEC on November 13, 2023 and allowed up to 2.5 million shares (par value $0.00001 per share) of common stock of Cabbacis Inc (the “Common Stock”) to be offered and sold to investors at a purchase price of $2.00 per share. The shares of Common Stock were offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier II offerings and was pursuant to an offering circular filed with the SEC on October 20, 2023. The shares of Common Stock were issued to purchasers who satisfied the requirements as set forth in Regulation A. The minimum subscription was $25,000; however, the Company reserved the right to waive such minimum purchase requirement on a case-by-case basis at its sole discretion. The Company started accepting subscriptions in the Offering in December 2023 and stopped accepting subscriptions on November 13, 2024, which is one year from the SEC’s qualification date. The Offering concluded with 732,100 shares of the Company’s Common Stock subscribed to by investors resulting in $1,464,200 of gross proceeds to the Company. The Company incurred offering costs of $28,810 in 2024 and $76,634 in 2023.

The Company utilizes a SaaS-based capital-raising platform, “Issuance,” which allows investors to purchase stock online. Issuance.com, owned by Issuance Inc., is a SaaS-based capital-raising platform utilized by issuers for financings that allow investors to purchase securities with Apple Pay, Google Pay, credit cards, ACH and wire transfer. After stock is purchased, upon the Company’s request, the service provider transfers the funds, net of certain fees, to the Company. The Issuance fees paid include monthly fixed costs and fees associated with incoming subscriptions of the Company’s Offering. The Company records a current asset for funds received by Issuance that have not yet been transferred to the Company. The Issuance platform was utilized for only a portion of investor subscriptions in the Company’s Offering, and the remainder of the subscriptions were paid directly to the Company.

NOTE 5 – TAX CREDIT RECEIVABLE

The Company qualifies for a payroll tax credit relating to its research and development expenditures. The Company will receive a reduction in federal payroll tax withholdings each pay period until the credit is fully realized.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 and December 31, 2023 consisted of the following:

Description	December 31, 2024	December 31, 2023
Manufacturing Equipment	$250,000	$250,000
Fixtures	3,990	3,990
Total	$253,990	$253,990

The manufacturing equipment and fixtures were not in service as of December 31, 2024. Once placed in service, they will be depreciated on a straight-line basis over a 10-year estimated useful life.

NOTE 7 – PATENTS

The Company’s worldwide patents and patent applications for cigarettes and pods (for oral electronic vaporizers), both comprising blends of reduced-nicotine tobacco and hemp, are filed or issued in the United States, China, Europe and eleven other countries. The Company’s patented products in development are primarily to facilitate smokers to smoke less, quit or switch to less harmful smoke-free products such as tobacco heating products or e-cigarettes. During the year ending December 31, 2024, the Company wrote off $8,667 of patent costs related to a patent application that was abandoned by the Company. The write off was allocated to research and development expense. Patents were not amortized during the year ending December 31, 2024. The Company will begin amortization of its patents upon Commercialization. Patents will be amortized over their useful lives which conclude at their expiration in 2038 through 2040. Commercialization of the Company’s patents is anticipated to be in 2026.

Description	December 31, 2024	December 31, 2023
Beginning Balance	$432,856	$391,453
Legal Costs Capitalized	30,632	41,403
Cost of Abandoned Patents, Written Off	(8,667)	-
Ending Balance	$454,821	$432,856

NOTE 8 – OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2024 and December 31, 2023 consisted of the following:

Description	December 31, 2024	December 31, 2023
Trademarks	$87,077	$59,797
Domain Name	18,000	18,000
Website Development	12,484	9,297
Logo Design	4,000	4,000
Total	$121,561	$91,094

NOTE 9 – COMMITMENTS

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 7, 2021 thru October 31, 2023 with three separate one-year options to renew under the same terms. The Company exercised three of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2026. As per recently adopted ASC 842, the December 31, 2024 balance sheet contains a right of use asset and lease liability pertaining to the lease term. Lease expense for the years ending December 31, 2024 and 2023 each total $6,408. Future minimum lease payments, as of December 31, 2024 and pertaining to the lease-renewal periods ending October 31, 2026, total $11,748.

Tobacco and Hemp Production

The Company has contracted with tobacco and hemp growers for the 2025 growing season, and the Company expects to purchase in excess of $100,000 of product from these parties. Since tobacco and hemp are agricultural products which are susceptible to weather and pest conditions thereby affecting yields, and the contracted parties are paid on a per-pound basis of the cured/harvested crops, the actual cost to the Company fluctuates from original estimates.

Rose Research Center Engagement for Cabbacis Study

Cabbacis LLC contracted the Rose Research Center, LLC to carry out a study of reduced-nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in the space. After planning and preparation, the clinical portion of the study commenced in February 2025 comparing the effects of inclusion of different proportions of hemp and reduced-nicotine tobacco on smokers’ perceptions of the cigarettes and smoking behavior. Prior to the commencement of the study, Cabbacis and Dr. Jed Rose had an in-person meeting on December 16, 2024 with the Center for Tobacco Products of the FDA to review the Company’s Investigative Tobacco Product submission. The estimated cost of the study is $325,000. In 2024, the Company has been billed and made payments of $122,010 to the Rose Research Center.

License Agreement

The Company entered into an Option and Material Transfer Agreement (“Agreement”) with North Carolina State University (“NCSU”) on March 7, 2023 for a novel reduced-nicotine plant line. The Company paid the university a nonrefundable option fee of $15,000 within thirty days of the effective date. Pursuant to the Agreement, the Company exercised its option in January 2024 to enter into a royalty-bearing license agreement with NCSU and has now finalized those terms in a license agreement (the “License Agreement”). During the term of the License Agreement for this novel reduced-nicotine plant line and related intellectual property rights, the Company is responsible for the payment of all fees and costs of any patent and plant variety right applications filed by the university. In addition, the Company paid NCSU an upfront license fee of $50,000, and the Company will pay NCSU annual maintenance fees starting in 2026, running royalties on sales and milestone payments. The territory under the License Agreement is worldwide and the term is for twenty years or upon expiration of the last-to-expire patent or plant variety rights, whichever is longer.

NOTE 10 – EQUITY

Contributions of Cash

In the Company’s stock Offering, shares of Common Stock were sold to investors at a purchase price of $2.00 per share, and during the year ending December 31, 2024, the Company’s Common Stock was subscribed to by investors in the Offering for gross proceeds of $708,700 and the Company incurred Offering costs of $28,810. During the year ending December 31, 2023, cash contributions prior to the Share Exchange totaled $200,000 and gross proceeds from the Offering totaled $755,500. This is discussed further under Stock Payable below.

Contributions of Services

During the year ending December 31, 2023, services valued at $139,115 were contributed.

Contribution of Machinery

During the year ending December 31, 2023, a shareholder contributed $250,000 of tobacco-product production machinery that produces and packages cigarettes. The shareholder arranged for the machinery to be delivered and set up at the Company’s manufacturing space in Niagara Falls, New York.

Equity Incentive Plan

On July 12, 2024, the Company’s Board of Directors approved the 2024 Equity Incentive Plan (the “Plan”) to encourage selected employees, officers, directors and consultants of the Company to acquire a proprietary interest in the growth and performance of the Company to generate an increased incentive to contribute to the Company’s future success. The Company believes the Plan will enhance the value of the Company and the Company’s ability to attract and retain exceptionally qualified individuals. The Plan allows a maximum of 1,750,000 shares of common stock of the Company, which may include equity derivatives on a one-to-one basis, to be granted, and no award shall be granted after July 22, 2029. The Company recognizes compensation expense on a straight line-basis over the vesting period. During 2024, $392,850 of stock-based compensation expense was recognized. Unrecorded compensation related to unvested shares at December 31, 2024 was $272,150. This cost is expected to be recognized over a weighted-average period of 6.8 months from December 31, 2024. The grant-date fair value of shares granted, issued and vested during 2024 was $1.40 per share.

The Company accounts for forfeitures as they occur due to a limited history of forfeitures. To date there have been no forfeitures.

Stock based compensation share activity:

Equity Incentive Plan	December 31, 2024	December 31, 2023
Beginning Balance of Unvested Shares	-	-
Shares Granted and Issued	475,000	-
Shares Vested	(150,000)	-
Ending Balance of Unvested Shares	325,000	-

Share Exchange

Pursuant to the terms of the August 30, 2023 Share Exchange detailed in NOTE 1, Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100% membership interest in Cabbacis LLC which consisted of 172.6433 Founder Units and 26.1636 Class A Units. Common and Preferred Stock were issued at $0.00001 par value. Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share.

Stock Payable

During the year ending December 31, 2023, the Company received $755,500 from investors as consideration for shares of Common Stock issued in the first quarter of 2024. Shares were issued at $2.00 per share. Stock payable on the December 31, 2023 balance sheet is reported net of $76,634 in Offering costs. The Company closed the Offering in November 2024.

NOTE 11 – RELATED PARTIES

In 2024, officers contributed $600,000 for stock subscriptions in the Company’s Offering in exchange for 300,000 shares of Common Stock. The Company issued 450,000 shares of Common Stock to officers and directors via the Equity Incentive Plan. The Company recognized $407,324 of compensation expense related to these shares.

Prior to the Share Exchange during the year ending 2023, Company officers contributed cash of $182,489 and services valued at $104,507. After the Share Exchange during the year ending 2023, Company officers contributed $500,000 for stock subscriptions in the Company’s Offering.

NOTE 12 – DEFERRED TAXES

Deferred tax assets are comprised of the following:

Deferred Taxes	December 31, 2024	December 31, 2023
Temporary Differences in GAAP & Tax Value of Assets and Liabilities (Net)	$209,677	$51,837
Net Operating Loss Carryforwards	2,117	2,080
Valuation Allowance	(211,794)	(53,917)
Net Deferred Tax Asset	$-	$-

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.

Manufacturing Space Lease

On February 10, 2025, the Company exercised the third one-year renewal option under its lease for its manufacturing space in Niagara Falls, New York. As a result, the Company’s lease expires on October 31, 2026.

Convertible Promissory Note

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 (“Principal Amount”) to an officer of the Company (the “Convertible Note”). The Convertible Note has a scheduled maturity date of April 30, 2026 (“Maturity Date”), and the Principal Amount bears interest at twelve percent (12%) per annum. The lender may elect to convert all or any portion of the Principal Amount, plus accrued interest (“Amount Owed”), to shares of common stock of the Company (the “Common Stock”). The conversion price will be equal to the price per share of Common Stock that the U.S. Securities and Exchange Commission (“SEC”) qualifies the Company’s Regulation A offering which the Company expects to file with the SEC in the second quarter of 2025 (the “Conversion Price”). In the event the Company does not file a Regulation A offering with the SEC before the Maturity Date or the SEC does not qualify Company’s Regulation A offering before the Maturity Date, the entire Amount Owed shall be due and payable to the lender on the Maturity Date.

Equity Incentive Plan

In 2025, 75,000 shares have vested to date, and 250,000 shares are expected to vest later in 2025.

Index to Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Incorporation (as currently in effect)
2.2 (1)	Amended and Restated Bylaws
3.1*	Certificate of Designation of the Series A Preferred Stock
3.2*	Certificate of Amendment to Certificate of Designation of the Series A Preferred Stock
4.1*	Form of Subscription Agreement
6.1*	Worldwide Patent Assignment
6.2*	Share Exchange Agreement
6.3*	Greenhouse Service Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.4*	University Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.5*	Tobacco Production Agreement 2022 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.6*	Tobacco Production Agreement 2023 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.7**	License Agreement (Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential)
6.8***	2024 Equity Incentive Plan
6.9***	Tobacco Production Agreement 2024 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
7.1†	Tobacco Production Agreement 2025 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)

*	Incorporated by reference to the Offering Circular (File No. 024-12343), filed with the SEC on October 20, 2023.
**	Incorporated by reference to the Form 1-U, filed with the SEC on June 28, 2024.
***	Incorporated by reference to the Form 1-SA, filed with the SEC on August 8, 2024.
(1)	Incorporated by reference to the Form 1-U, filed with the SEC on September 18, 2024.
†	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on April 10, 2025.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Pandolfino	Chief Executive Officer and Chairman of the Board	April 10, 2025
Joseph Pandolfino

/s/ John Manley, Jr.	Chief Financial Officer and Director	April 10, 2025
John Manley, Jr.

/s/ Michael R. Moynihan	Director	April 10, 2025
Michael R. Moynihan